September 25, 2012

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 7017

Washington, D.C. 20549

Re:	Hyster-Yale Materials Handling, Inc.
Registration Statement on Form S-1
File No. 333-182388

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Hyster-Yale Materials Handling, Inc. (the “Company”) respectfully requests that the effective date for the Registration Statement on Form S-1 (File No. 333-182388), which was filed on June 28, 2012, as amended, (the “Registration Statement”), be accelerated so that the Registration Statements will be declared effective at 9:00 a.m. Eastern Time on September 28, 2012, or as soon thereafter as is practicable.

Once the Registration Statements have been declared effective, we respectfully request that you orally confirm that event with Thomas C. Daniels of Jones Day, counsel to the Company, at (216) 586-7017.

The Company hereby confirms that it is aware of its obligations under the Securities Act with respect to the registration of securities specified in the Registration Statements. Further, the Company hereby acknowledges that in connection with the Registration Statement:

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should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Thomas C. Daniels of Jones Day, counsel to the Company, at (216) 586-7017, if you have any questions concerning the foregoing. Thank you for your attention to this matter.

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Very truly yours, Hyster-Yale Materials Handling, Inc.

By:	/s/ Charles A. Bittenbender
Charles A. Bittenbender Vice President, General Counsel and Secretary

cc:	Kenneth C. Schilling
Jennifer M. Langer
Suzanne S. Taylor
Thomas C. Daniels
Randi C. Lesnick